UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 18, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 15 June 2012 entitled ‘RECOMMENDED CASH OFFER FOR CABLE & WIRELESS WORLDWIDE PLC (“CWW”) BY VODAFONE EUROPE B.V. (“VODAFONE”)’

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

15 June 2012

RECOMMENDED CASH OFFER FOR CABLE & WIRELESS WORLDWIDE PLC (“CWW”) BY VODAFONE EUROPE B.V. (“VODAFONE”)

On 21 May 2012, the scheme circular relating to the recommended cash offer made by Vodafone for CWW (the “Offer”) was posted to CWW shareholders.

Vodafone has noted press speculation regarding the mechanism by which the Offer will be implemented and wishes to ensure its position is clear to CWW shareholders before the Court Meeting and General Meeting.

Vodafone confirms that it will continue to implement the Offer only by way of a scheme of arrangement and that it will not switch to a contractual takeover offer. Accordingly, unless the scheme is approved at the CWW shareholder meetings, the Offer will lapse.

Vodafone reserves the right to elect, with the consent of the Panel on Takeovers and Mergers, to switch to a contractual takeover offer if a third party announces a possible offer or offer for CWW.

The Court Meeting and the General Meeting will be held on 18 June 2012 at Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS. The Court Meeting will start at 11.00 a.m. and the General Meeting will start at 11.15 a.m. (or as soon thereafter as the Court Meeting is concluded or adjourned).

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

UBS Limited (financial adviser to Vodafone and Vodafone Group Plc)

Tel:  +44 (0) 20 7567 8000

Simon Warshaw / Jonathan Rowley / Christian Lesueur

A copy of this announcement will be made available free of charge (subject to any applicable restrictions with respect to persons resident in Restricted Jurisdictions) on www.vodafone.com/investor and www.cw.com/investors/ by no later than noon (London time) on the day following this announcement.

You may request a hard copy of this announcement by contacting Vodafone Group Investor Relations on Tel: +44 (0) 7919 990 230 or by submitting a request in writing to the following address: Vodafone Group Investor

Relations, One Kingdom Street, London W2 6BY, United Kingdom. You may also request that all future documents, announcements and information to be sent to you in relation to the Offer should be in hard copy form.

UBS Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as sole financial adviser to Vodafone and Vodafone Group Plc and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Vodafone and Vodafone Group Plc for providing the protections afforded to clients of UBS or for providing advice in connection with the Offer or any matter or arrangement referred to herein.

This announcement does not constitute an offer to purchase any securities, or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer to purchase or sell securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements.

Unless otherwise determined by Vodafone or required by the City Code on Takeovers and Mergers, and permitted by applicable law and regulation, the Offer will not be made available, directly or indirectly, in, into or from a any jurisdiction where to do so would violate the laws of that jurisdiction (“Restricted Jurisdiction”) and no person may vote in favour of the Offer by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this announcement and all documents relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the Offer (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

The availability of the Offer to CWW Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 18, 2012	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary